Exhibit 99.1

CI Financial Partners With CGI to Implement Advanced Transfer Agency Solution and Operations

Strategic partnership to accelerate CI’s digital transformation

TORONTO--(BUSINESS WIRE)--August 30, 2022--CGI (TSX: GIB.A) (NYSE: GIB) and CI Financial Corp. (TSX: CIX; NYSE: CIXX) have entered into a long-term strategic partnership under which CGI will transform CI’s investment fund transfer agency operations into an industry-leading platform with enhanced capabilities.

CGI will assume responsibility for managing CI’s proprietary transfer agency (“TA”) platform, modernize it and deliver it to CI in a holistic software-as-a-service (“SaaS”) based platform. CGI will also manage CI’s mutual fund unitholder record-keeping and client service operations, applying a blend of advanced technology and experienced operational expertise. As part of the partnership, CGI will welcome to its team new members from CI’s IT, operations and client services groups, who will continue to support CI’s business at CGI.

“We’re excited by the tremendous benefits this new relationship with CGI will bring to our clients, our firm and our employees,” said Darie Urbanky, CI President and Chief Operating Officer. “In selecting our strategic partner, we conducted a thorough and thoughtful review process. Critical to our choice was identifying a partner who would offer equivalent employment to our transfer agency employees and provide them with the wide-ranging career and learning opportunities of a prominent global consulting firm, while they continue to work closely with our business.”

Mr. Urbanky said that while CI will remain the transfer agent for its investment funds, the agreement with CGI will provide CI with a modernized, leading-edge transfer agency platform and support teams with expanded capabilities – resulting in enhanced services and support for CI’s advisor and investor clients. “By leveraging CGI’s global scale, deep resources and technological expertise, we will accelerate our digital transformation and create significant operational efficiencies for CI,” Mr. Urbanky said.

“We continue to see increasing demand for solutions that help clients optimize their operations, increase their agility, and deliver enhanced functionality through advanced technology platforms,” said Guy Vigeant, President of CGI’s Canada operations. “This partnership represents a significant milestone for our global financial services business, highlighting the value of CGI’s end-to-end services, along with the breadth of capabilities provided by our global intellectual property portfolio. CI will immediately realize benefits from CGI’s smart operation centers, enabled by our suite of technology-enabled business process services, that blends human, automated and artificial intelligence delivery.”

CI initiated its digital transformation strategy in 2019 and has attained numerous successes in modernizing its business operations, achieving cost savings and delivering value to clients. This progress has earned CI recognition as a digital transformation leader from IT World Canada. CI is maintaining its own IT, operations and client service staff to support the continued innovation and growth of its wealth management and other businesses.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 88,500 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2021 reported revenue is $12.13 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI managed and advised on approximately C$348.5 billion in client assets as at July 31, 2022. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., Northwood Family Office Ltd., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC (Budros, Ruhlin & Roe), The Cabana Group, LLC, Corient Capital Partners, LLC, CPWM, LLC (Columbia Pacific Wealth Management), Columbia Pacific Advisors, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Galapagos Partners, LP, GLASfunds, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

Contacts

Investors
Kevin Linder
Senior Vice-President, Investor Relations, CGI
kevin.linder@cgi.com
+1 905-973-8363

Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
jweyeneth@ci.com
+1 416-681-8779

Media
Derek Marinos
Manager, Media Relations and Communications, CGI
derek.marinos@cgi.com
+1 514-210-5141

Murray Oxby
Vice-President, Corporate Communications
CI Global Asset Management
moxby@ci.com
+1 416-681-3254